Exhibit 99.1

ALTAMIRA THERAPEUTICS LTD.

UNAUDITED PROFORMA CONSOLIDATED FINANCIAL INFORMATION

Overview

On November 21, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”) closed the transaction for the partial spin-off of its Bentrio® business pursuant to that share purchase agreement, dated November 17, 2023 by and between Auris Medical AG (“Seller”), a wholly-owned subsidiary of the Company, and a Swiss private equity investor (“Purchaser”). Under the Purchase Agreement, the Company sold a 51% stake in its subsidiary Altamira Medica AG (“Medica”) as part of its strategic repositioning around its RNA delivery technology.

Basis of Presentation

The following unaudited proforma consolidated financial information reflects adjustments to the Company’s historical financial results as reported under International Financial Reporting Standards (“IFRS”), in connection with the sale of its Bentrio® business. The unaudited proforma consolidated statement of comprehensive income for the year ended December 31, 2022, has been prepared with the assumption that the sale of its Bentrio® business was completed as of January 1, 2022, and the effects of the transaction are carried forward to the unaudited proforma consolidated statement of comprehensive income for the six months ended June 30, 2023. The unaudited proforma consolidated balance sheet as of June 30, 2023, has been prepared with the assumption that the sale of the Bentrio® business was consummated on that date.

The consolidated “as reported” column in the unaudited proforma balance sheet and in the unaudited proforma statement of comprehensive income reflects the Company’s historical financial statements for the periods presented and do not reflect any adjustments related to the transaction. Assumptions and estimates underlying the proforma adjustments column are described in the accompanying notes.

The unaudited proforma consolidated financial statements have been prepared in accordance with the rules and regulations of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The unaudited proforma consolidated financial information does not purport to be indicative of the results of operations or the financial condition which would have actually resulted if the sale of Bentrio® business actually occurred on the dates presented or to project our results of operations or financial position for any future period. This financial information may not be predictive of the future results of operations or financial condition of the Company, as the Company’s future results of operation and financial condition may differ significantly from the proforma amounts reflected herein due to a variety of factors.

The unaudited proforma financial information has been prepared by the Company based upon assumptions deemed appropriate by the Company’s management and are based upon information and assumptions available at the time of filing the Company’s current report on Form 6-K filed with the SEC on January 19, 2024. The following unaudited proforma financial information should be read in conjunction with: (i) the accompanying notes to the unaudited proforma consolidated financial information; and (ii) the audited consolidated financial statements of the Company which were included in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2023 and the Company’s unaudited semiannual report on Form 6-K filed with the SEC on September 12, 2023.

The proforma adjustments to the statements of comprehensive income for all periods presented do not include the following:

The non-recurring accounting gain on the partial spin-off of Bentrio® business as of November 21, 2023; however, the gain will be included in the Company’s results for the twelve months period ended December 31, 2023. At this time the amount of the accounting gain represents the Company’s best estimate only and has to be considered as provisional since the accounting for the deconsolidation of the Bentrio® business, comprising the subsidiaries Altamira Medica AG, Switzerland, and Auris Medical Pty Ltd, Australia, has not been finalized, yet. The provisional gain on the transaction amounts to CHF 4.7 million (approximately $5.2 million) and includes the cash consideration of CHF 2.04 million, the fair value of the retained 49% non-controlling interest of CHF 1.96 million and the disposal of (negative) net assets related to Bentrio® business in the estimated amount of CHF (0.7) million.

Altamira Therapeutics Ltd.

Unaudited Proforma Consolidated Balance Sheet

As of June 30, 2023 (in CHF)

		Proforma Adjustments
	Consolidated Company as Reported	Bentrio Business Disposition		Proforma Consolidated Company
ASSETS
Non-current assets
Property and equipment	1	—		1
Right-of -use assets	387,737	—		387,737
Intangible assets	3,893,681	—		3,893,681
Investment in associated company	—	2,450,000	(1) (2)	2,450,000
Non-current financial assets	192,958	(102,917)	(3)	90,041
Total non-current assets	4,474,377	2,347,083		6,821,460
Current assets
Inventories	270,503	(270,503)	(3)	—
Trade receivables	31,813	(31,813)	(3)	—
Other receivables	756,234	(171,884)	(3) (4)	584,350
Prepayments	374,376	(230,755)	(3)	143,621
Derivative financial instruments	247,090	—		247,090
Cash and cash equivalents	49,569	1,525,232	(2) (3) (5)	1,574,801
Total current assets	1,729,585	820,277		2,549,862
Total Assets	6,203,962	3,167,360		9,371,322
EQUITY AND LIABILITIES
Equity
Share capital	1,590,801	—		1,590,801
Share premium	15,560,642	—		15,560,642
Other reserves	871,633	(177,169)	(3)	694,464
Accumulated deficit	(19,847,641)	5,792,367	(6)	(14,055,274)
Total shareholder’s equity attributable to owners of the Company	(1,824,565)	5,615,198		3,790,633
Non-current liabilities
Loan	930,561	—		930,561
Non-current lease liabilities	287,808	—		287,808
Employee benefits	381,362	—		381,362
Deferred income	932,200	(932,200)	(3)	—
Deferred tax liabilities	129,291	(129,291)	(3)	—
Total non-current liabilities	2,661,222	(1,061,491)		1,599,731
Current liabilities
Loan	2,130,340	—		2,130,340
Current lease liabilities	118,229	—		118,229
Trade and other payables	1,964,138	(900,817)	(3)	1,063,321
Accrued expenses	1,154,598	(485,530)	(3)	669,068
Total current liabilities	5,637,305	(1,386,347)		3,980,958
Total liabilities	8,028,527	(2,447,838)		5,580,689
Total equity and liabilities	6,203,962	3,167,360		9,371,322

See Notes to the Unaudited Proforma Consolidated Financial Statements.

Altamira Therapeutics Ltd.

Unaudited Proforma Consolidated Statement of Comprehensive Income

For the Six Months Ended June 30, 2023 (in CHF)

		Proforma Adjustments
	Consolidated Company, as Reported	Bentrio Business Disposition		Proforma Consolidated Company
Revenue	105,469	(105,469)	(7)	—
Cost of sales	(212,181)	212,181	(7)	—
Gross profit	(106,712)	106,712		—
Other operating income	111,405	(40,756)	(8)	70,649
Research and development	(2,261,154)	910,896	(8)	(1,350,258)
Sales and marketing	(160,936)	135,958	(8)	(24,978)
General and administrative	(2,168,953)	114,819	(8)	(2,054,134)
Operating loss	(4,568,350)	1,227,629		(3,358,721)
Finance expense	(861,118)	8,314	(9)	(852,804)
Finance income	37,018	(2,229)	(9)	34,789
Loss before tax	(5,410,450)	1,233,714		(4,176,736)
Income tax	(10,596)	10,596	(9)	—
Net loss attributable to owners of the Company	(5,421,046)	1,244,310		(4,176,736)
Basic and diluted loss per share	(25.82)			(19.89)
Basic and diluted weighted-average shares outstanding 1)	209,955			209,955

1)	Adjusted for the December 13, 2023, one-for-twenty reverse share split.

See Notes to the Unaudited Proforma Consolidated Financial Statements.

Altamira Therapeutics Ltd.

Unaudited Proforma Consolidated Statement of Comprehensive Income

For the Twelve Months Ended December 31, 2022

		Proforma Adjustments
	Consolidated Company, as Reported	Bentrio Business Disposition		Proforma Consolidated Company
Revenue	305,616	(305,616)	(7)	—
Cost of sales	(1,443,855)	1,443,855	(7)	—
Gross profit	(1,138,239)	1,138,239		—
Other operating income	709,449	(700,122)	(8)	9,327
Research and development	(19,677,756)	5,056,186	(8)	(14,621,570)
Sales and marketing	(2,381,384)	2,381,384	(8)	—
General and administrative	(3,644,549)	242,873	(8)	(3,401,676)
Operating loss	(26,132,479)	8,118,560		(18,013,919)
Finance expense	(913,006)	7,524	(9)	(905,482)
Finance income	506,745	(361,029)	(9)	145,716
Loss before tax	(26,538,740)	7,765,055		(18,773,685)
Income tax	10,329	(2,410)	(9)	7,919
Net loss attributable to owners of the Company	(26,528,411)	7,762,645		(18,765,766)
Basic and diluted loss per share	(582.58)			(412.11)
Basic and diluted weighted-average shares outstanding 1)	45,536			45,536

2)	Adjusted for the December 13, 2023, one-for-twenty reverse share split.

See Notes to the Unaudited Proforma Consolidated Financial Statements.

NOTES TO UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

The proforma adjustments are based on preliminary estimates and assumptions by management that may be subject to change. The following adjustments have been reflected in the unaudited proforma consolidated financial information:

(1)	Adjustment to reflect the recognition of the investment in an associated company of CHF 1,960,000 for the retained stake of 49% in Medica, accounted for under the equity method.

(2)	Adjustment to reflect the capital contribution of CHF 1,000,000 in total to Medica’s capital by its two shareholders following the transaction. Based on its 49% stake, the Company’s capital contribution amounted to CHF 490,000.

(3)	Adjustment to reflect the elimination of assets and liabilities attributable to the Bentrio business.

(4)	Adjustment to include the CHF 37,322 receivables from Medica as part of the consideration on the sale of the Bentrio business.

(5)	Adjustment to include the CHF 2,040,000 consideration in cash on the sale of the Bentrio business.

(6)	Adjustment to reflect the impact of the sale of Bentrio business on accumulated deficit including the estimated gain on sale and the elimination of equity of the two subsidiaries sold.

(7)	Adjustment to reflect the elimination of revenue and cost of goods sold of the Bentrio business.

(8)	Adjustment to reflect the elimination of operating income and expenses related to the Bentrio business.

(9)	Adjustment to reflect the elimination of financial and tax income and expenses related to the Bentrio business.

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